GRUPO CASA SABA S.A. de C.V.

April 29, 2004

1T04 EARNINGS RELEASE

Sales and Net Income increased 2.3% and 4.5%, respectively

Financial Highlights:
(Figures in Millions of Pesos as of March 31, 2004. Variations with respect to the same period of 2003 except where noted)

· Net Sales increased by 2.3% compared to 1Q03
· Gross Profit grew by 1.10%
· Gross margin decreased 11 basis points to 9.75% compared to the first quarter of 2003
· Operating expenses rose 5.96% during the quarter to $307.93 million
· Operating profit for the quarter decreased 5.74% to reach P.s. $194.43 million
· Operating margin was 3.77%, 32 basis points less than that registered in the first quarter of   2003
· Operating profit plus depreciation and amortization was $217.74 million, a decrease of   4.95% for the quarter.
· Net income increased 4.52% during the quarter to $161.07 million
· Cost-bearing liabilities were $137.75 million, a reduction of 14.64% with respect to 1T03

Contacts:
GRUPO CASA SABA                                              IR Communications:
Jorge Sanchez, IRO                                                 Ernestina Nevárez
+52 (55) 5284-6672                                                 +52 (55) 5644-1247
jsanchez@casasaba.com                                        enevarez@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

Mexico City, April 29, 2004. Grupo Casa Saba ("Saba," GCS, the company or the Group), Grupo Casa Saba, one of the leading Mexican distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications, announces its consolidated financial and operating results for 1Q04.

For Grupo Casa Saba, the first quarter of the year was a period in which we began to implement a series of innovative programs, procedures and controls in order to improve the logistics operations in our warehouses as well as in our delivery routes and ordering processes. Our intention is not only to improve the efficiency of our operations and the service that we provide to our clients in the short-term, but also to prepare and ensure Grupo Casa Saba's position at the forefront so that we can participate, in a leading way, in the growing and highly demanding private pharma, health, beauty, consumer and general merchandise distribution markets.

Given that the quality of the service that we offer our clients is directly related to the Group's operative efficiency, as of the first quarter of this year, we started a series of investments in logistics which we expect will generate improvements in the receiving operations the assortment and storage of products, as well as the operating efficiency of our distribution routes throughout the Mexican Republic.

In order to achieve this, some of the measures that were implemented included equipping some of our transport units with a satellite tracking system so that we can have better control over the times and the movements of each of the units and routes as well as validate the effectiveness of our logistical procedures. Additionally, in order to increase the Group's productivity, we began to implement new systems and procedures for our more highly trained and upper level personnel.

Even though in Grupo Casa Saba we maintain our commitment to growth with profitability and continually find ourselves focused on reducing the Group's expenses, the implementation of the previously-mentioned strategies generated an increase in our operating expenses. However, we expect our expenses to decrease as a percentage of sales while we improve our position and performance in the distinct markets where we operate.

In terms of our debt, and given that the Group continues to generate positive cash levels, during the first quarter of 2004, we reduced our cost-bearing liabilities to $137.75 million, a decrease of 14.64%.

Given that our current debt levels demonstrate a sound financial structure that enables us to continue investing and growing, during the last Annual Shareholders' Meeting held April 27th, GCS's Board of Directors agreed on a dividend payment in the amount of $110.00 million pesos which, in nominal terms, represents a 10% increase over the 2003 dividend payment.

SALES BY DIVISION

PRIVATE PHARMA

Sales from our main division, Private Pharma, registered a 3.47% increase during the quarter due to, among other things, a private pharmaceutical market that, in the quarter, demonstrated a weak behavior in terms of units sold. As a result, our Private Pharma division generated 83.72% of our total sales.

GOVERNMENT PHARMA

Sales from our Government Pharma division decreased 20.18% mainly as a result of the lower degree of participation that we registered in contracts with PEMEX. It is worth mentioning that this lower participation is due to the changes that PEMEX has made in its contracts in terms of the characteristics and prices of their products. During the quarter, Government Pharma represented 2.89% of our total sales.

HEALTH, BEAUTY, CONSUMER GOODS AND GENERAL MERCHANDISE

Health, Beauty, Consumer Goods and General Merchandise reflected a decrease in sales of 3.67% with respect to the first quarter of last year. This negative comparison is mainly due to an economic environment that generated a weak demand over the products sold by this division. The contribution of the Health, Beauty, Consumer Goods and General Merchandise division represented 9.89% of total sales.

PUBLICATIONS

Citem, the division of our company that is dedicated to the distribution of publications, registered an increase of 17.66% during the quarter. This positive behavior is due to the inclusion of new titles in its products catalogue as well as the operative restructuring that took place during the previous quarters.

                                              Division                                         % of Sales
                                       Private Pharma                                        83.72%
                                       Government Pharma                                  2.89%
                                       Health, Beauty Consumer Goods and
                                       General Merchandise                                 9.89%
                                       Publications                                              3.50%
                                       TOTAL                                                   100.00%

QUARTERLY RESULTS

GROSS PROFIT

Gross profit for the first quarter of 2004 grew 1.10%. As a result, its relation to total sales (gross margin) went from 9.86% in 1Q03 to 9.75% in 1Q04. The gross margin's quarterly decline of 11 basis points is due to Grupo Casa Saba's current client mix as well as the level of competition within the various markets in which we operate.

OPERATING EXPENSES

Operating expenses for the first quarter were 5.96% higher than in 1Q03. As a result, the expense ratio of the group increased 20 basis points during the quarter from 5.77% to 5.97%.

OPERATING INCOME

Given that the increase in operating expenses could not be compensated for by our sales and gross profit results, operating profit for the first quarter of 2004 contracted by 5.74%. Consequently, the Group's operating margin decreased by 32 basis points to 3.77%.

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION

Operating profit plus depreciation and amortization for the period registered a negative comparison with respect to the first quarter of 2003 of 4.95%. Depreciation and amortization for the quarter rose 2.17% due to an increase in the number of our transportation units.

COST-BEARING LIABILITIES

As a result of the cash generated by the Group and given that we maintain our commitment of operating with low debt levels, our cost-bearing liabilities reduced 21.37% during the quarter. In net cash terms and given that our cash decreased by 25.03% during the quarter, cost-bearing liabilities less cash fell by 14.64% compared to 1Q03.

COMPREHENSIVE FINANCING COST

The CFC for the quarter was $0.47 million, basically the result of the $11.12 million in income earned from the monetary position, which was essentially compensated by $10.97 million in interest paid. It is important to note that the quarterly interest paid decreased 53.49%.

OTHER EXPENSES/ INCOME

The line item of other expenses/(income) increased 5.87% during the quarter to reach $12.42 million. This is due, in large part, to the sales of fixed assets and services rendered to third parties.

TAX PROVISIONS

Tax provisions and profit sharing for the quarter fell by 17.24% mainly due to a lower current ISR tax.

NET INCOME

As a result of a lower comprehensive cost of financing and a lower tax provision, net income for the first quarter of 2004 increased 4.52% to reach $161.07 million.

WORKING CAPTIAL

The Group's accounts receivable days were 57.1 days, an increase of 2.8 days for the quarter. This was mainly the result of the commercial strategies that were implemented as well as the levels of competition within the various markets in which we operate. Nevertheless, inventory days fell by 0.7 days (to 41.6 days), reflecting an increase in the efficiency levels of our warehouses. Supplier days increased by 0.7 days during the quarter to 58.9 days.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol "SAB." One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.